

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 25, 2008

Via U.S. mail and facsimile (250-833-1954)

Mr. Sheridan B. Westgarde
Chairman and Chief Executive Officer
Aquatic Cellulose International Corporation
331 4th Street NE
Salmon Arm, B.C., V1E 4P2, Canada

> **Re: Aquatic Cellulose International Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 24, 2007**
> **File No. 000-27063**

Dear Mr. Westgarde:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Jennifer Hardy
Branch Chief